

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

<u>Via E-mail</u>
Timothy Hassett
Chief Executive Officer
HPEV, Inc.
8875 Hidden River Parkway
Suite 300
Tampa, FL 33637

   Re: HPEV, Inc.
     Registration Statement on Form S-1
     Filed April 29, 2014
     File No. 333-195569

Dear Mr. Hassett:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cautionary Note Regarding Forward-Looking Statements, page 5</u>

1. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted for companies that issue "penny stock." Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

<u>Signatures, page 74</u>

2. We note your registration statement has been signed by three directors. We note that instruction 1 to Form S-1 requires that a registration statement be signed "by at least a majority of the board of directors..." Please confirm that your registration statement has been signed by a majority of your board. In this regard, we note that you have not filed

an Item 5.01 Form 8-K disclosing the departure of any of your three non-management directors, Jay Palmer, Carrie Dwyer or Donica Holt. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director